SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4

                                       TO

                                      FORM

                                     N-8B-2

                               File No. 811-08945


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                 May 12, 2000


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940





             THE PINNACLE FAMILY OF TRUSTS, INTERNET TRUST SERIES I
                             (AND SUBSEQUENT SERIES)
                      and any other future trusts for which
                McLaughlin, Piven, Vogel Securities, Inc. and/or
                  ING Funds Distributor, Inc. act as Depositors

                      ------------------------------------
                               Name of Registrant

                               1475 Dunwoody Drive
                        West Chester, Pennsylvania 19380
                      ------------------------------------

                   Address and Principal Office of Registrant



/X/   Not the issuer of periodic payment plan certificates.

_____ Issuer of periodic payment plan certificates.


Amended item 3.

942404.1


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I.     ORGANIZATION AND GENERAL INFORMATION

             3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.


Trustee:
-------
The Chase Manhattan Bank                      The Bank of New York
4 New York Plaza                              101 Barclay Street
New York, New York  10004                     New York, New York  10286

Internal Revenue Service Employer             Internal Revenue Service Employer
Identification Number: 13-4994650             Idenification Number: 13-5160382


942404.1
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                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 28th day of April, 2000.

                                   THE PINNACLE FAMILY OF TRUSTS,
                                   INTERNET TRUST SERIES I
                                   (and SUBSEQUENT SERIES)

                                   By:  MCLAUGHLIN, PIVEN, VOGEL
                                        SECURITIES, INC.


                                        By: /s/ ALLAN M. VOGEL
                                            ------------------
                                            Name:    Allan M. Vogel
                                            Title:   President, Chief
                                                     Financial Officer,
                                                     Secretary and Director




Attest:   /s/ IRA A. COHEN
          ----------------
          Name:  Ira A. Cohen
          Title: Compliance Director


                                   ING FUNDS DISTRIBUTOR, INC.

                                            By: /s/ PETER J. DEMARCO
                                                --------------------
                                                Name:  Peter J. DeMarco
                                                Title: Senior Vice President



Attest: /S/ DONALD E. BROSTROM
       -----------------------
       Name: Donald E. Brostrom
       Title: Chief Financial Officer
                & Treasurer


942404.1
                                        2

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